Exhibit 77 C for 4/30/2007 N-SAR:  Submission of Matters to a
Vote of Shareholders

First Trust Strategic High Income Fund

The Joint Annual Meeting of Shareholders of the Common Shares of Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Energy Income and Growth Fund, First Trust/Fiduciary Asset Management Covered Call Fund, First Trust/Aberdeen Global Opportunity Income Fund, First Trust/FIDAC Mortgage Income Fund, First Trust Strategic High Income Fund, First Trust Strategic High Income Fund II, First Trust Tax-Advantaged Preferred Income Fund and First Trust/Aberdeen Emerging Opportunity Fund was held on April 16, 2007. The Annual Meeting for the Fund was adjourned until May 29, 2007.
At the Annual Meeting, Trustee Keith was elected for a one-year term; Trustees Erickson and Kadlec were elected for two-year terms; and Trustees Bowen and Nielson were elected for three-year terms. The number of votes cast in favor of James A. Bowen was 6,113,646, the number of votes withheld was 199,288 and the number of abstentions was 2,622,922. The number of votes cast in favor of Niel B. Nielson was 6,112,846, the number of votes withheld was 200,088 and the number of abstentions was 2,622,922. The number of votes cast in favor of Richard E. Erickson was 6,113,946, the number of votes withheld was 198,988 and the number of abstentions was 2,622,922. The number of votes cast in favor of Thomas R. Kadlec was 6,116,946, the number of votes withheld was 195,988 and the number of abstentions was 2,622,922. The number of votes cast in favor of Robert F. Keith was 6,115,902, the number of votes withheld was 197,032 and the number of abstentions was 2,622,922.

Also at the Annual Meeting of Shareholders of the Fund, the Shareholders approved a change in the Fund's industry concentration policy to provide that the Fund will invest at least 25% of its total assets in residential mortgage-backed securities under normal market conditions. The number of votes cast in favor of the change in industry concentration policy was 4,036,029, the number of votes cast against was 237,628, the number of abstentions was 194,149, and the number of broker non-votes was 1,504,188.

As a result of this change in industry concentration policy, the following is an additional principal risk factor associated with an investment in the Fund. The Fund's total assets will be concentrated in residential mortgage-backed securities. A fund concentrated in a single industry is likely to present more risks than a fund that is broadly diversified over several industries. Mortgage-backed securities may have less potential for capital appreciation than comparable fixed income securities, due to the likelihood of increased prepayments of mortgages as interest rates decline. If the Fund buys mortgage-backed securities at a premium, mortgage foreclosures and prepayments of principal by mortgagors (which usually may be made at any time without penalty) may result in some loss of the Fund's principal investment to the extent of the premium paid. Alternatively, in a rising interest rate environment, the value of mortgage-backed securities may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of mortgage-backed securities may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the markets as a whole. In addition, mortgage-backed securities are subject to the credit risk associated with the performance of the underlying mortgage properties. In certain instances, third-party guarantees or other forms of credit support can reduce the credit risk.